SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. _____)

                            SCHICK TECHNOLOGIES, INC.
                                (Name of Issuer)

                          Common Stock (par value $.01)
                         (Title of Class of Securities)

                                    806683108
                                 (CUSIP Number)

                                  July 5, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)


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CUSIP NO. 806683108

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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Allen Schick
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |_|
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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           653,824(1)
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          None
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         653,824
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            None
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     653,824
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.4%
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12.  TYPE OF REPORTING PERSON

     IN
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----------
(1) The number of shares of common stock of the Issuer beneficially owned includes 62,500 shares of common stock issuable upon the exercise of options beneficially owned by Mr. Schick.


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

Item 1(a).  Name of issuer: SCHICK TECHNOLOGIES, INC.

Item 1(b). Address of issuer's principal executive offices: 30-00 47th Avenue, Long Island City, NY 11101

Item 2(a).  Names of person filing: Allen Schick

Item 2(b). Address of principal business office: 1222 Woodside Parkway, Silver Spring, Maryland 20910

Item 2(c).  Citizenship: Untied States

Item 2(d).  Title of class of securities: Common Stock, par value $.01

Item 2(e).  CUSIP No.: 806683108

Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)   |_|   Broker or dealer registered under section 15 of the Act
                        (15 U.S.C. 78o);

            (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c);

            (c)   |_|   Insurance company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c);

            (d)   |_|   Investment company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8);

            (e)   |_|   An investment adviser in accordance with Sec.
                        240.13d-1(b)(1)(ii)(E);

            (f)   |_|   An employee benefit plan or endowment fund in accordance
                        with Sec. 240.13d-1(b)(1)(ii)(F);

            (g)   |_|   A parent holding company or control person in accordance
                        with Sec. 240.13d-1(b)(ii)(G);

            (h)   |_|   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i)   |_|   A church plan that is excluded from the definition of an
                        investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j)   |_|   Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership

            (a) Amount beneficially owned: 653,824

            (b) Percent of class: 4.4%

            (c) Number of shares as to which the person has:

            (i) Sole power to vote or to direct the vote: 653,824

            (ii) Shared power to vote or to direct the vote: None

            (iii) Sole power to dispose or to direct the disposition of: 653,824

            (iv) Shared power to dispose or to direct the disposition of: None

Item 5.     Ownership of 5 percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than five percent of the class of securities, check the following |X|


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Item 6.     Ownership of More than 5 Percent on Behalf of Another Person

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Item 8.     Identification and Classification of Members of the Group

Item 9.     Notice of Dissolution of Group

As disclosed in a Schedule 13D filed by Allen Schick (the "Reporting Person") with the Securities and Exchange Commission on January 7, 2000, in connection with, and as a condition to, a loan agreement (the "Loan Agreement"), dated as of December 27, 1999, by and between Schick Technologies, Inc. (the "Issuer") and Greystone Funding Corporation , a corporation organized under the laws of the Commonwealth of Virginia ("Greystone"), on December 27, 1999 the Reporting Person entered into a Stockholders' Agreement (the "Stockholders Agreement") dated as of December 27, 1999 by and among the Issuer, Greystone, the Reporting Person and David Schick, the Reporting Person's son .

Within the meaning of Rule 13(d)(5) under the Securities Exchange Act of 1934, as amended (the "Act"), the terms of the Stockholders' Agreement could have been deemed to provide for an agreement among the parties thereto to act together for the purpose of voting and disposing of equity securities of the Issuer. Accordingly, the parties thereto could have been deemed to be members of a "group" and could have been deemed to be beneficial owners of all of the securities held by such group. The Reporting Person denied the existence of such a group and disclaimed beneficial ownership of the securities held by any person other than by the Reporting Person.

On July 5, 2001 the Stockholders' Agreement expired and therefore the Reporting Person is no longer deemed to be part of a group acting together for the purpose of voting and disposing of equity securities of the Issuer. Therefore, pursuant to Rule 13d-1(e) of the Act, the Reporting Person is no longer required to report his beneficial ownership of the Issuer on Schedule 13D and pursuant to Rule 13d-1(h) of the Act, the Reporting Person is now reporting his beneficial ownership of the Issuer on Schedule 13G.

Item 10.    Certifications

      (a)

      (b) The following certification shall be included if the statement is filed pursuant to Sec. 240.13d-1(c):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2004


                                        /s/ Allen Schick
                                        -------------------------------------
                                        Signature

                                        Allen Schick
                                        -------------------------------------
                                        Name/Title


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